Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Third Quarter 2021 Unaudited Financial Results

GUIYANG, China, November 18, 2021—Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial and Operational Highlights

•	Total net revenues in the third quarter of 2021 were RMB1,241.7 million (US$192.7 million), an increase of 68.9% from RMB735.0 million in the same period of 2020.

•	Net loss in the third quarter of 2021 was RMB178.3 million (US$27.7 million), compared with RMB334.3 million in the same period of 2020.

•	Non-GAAP adjusted net loss[1] in the third quarter of 2021 was RMB4.7 million (US$0.7 million), compared with non-GAAP adjusted net income of RMB145.8 million in the same period of 2020.

•	Gross Transaction Value (“GTV”)[2] in the third quarter of 2021 reached RMB67.3 billion (US$10.4 billion), an increase of 48.8% from RMB45.2 billion in the same period of 2020.

•	Fulfilled orders[3] in the third quarter of 2021 reached 35.3 million, an increase of 78.4% from 19.8 million in the same period of 2020.

•	Average shipper MAUs[4] in the third quarter of 2021 reached 1.61 million, an increase of 32.2% from 1.22 million in the same period of 2020.

“Our relentless focus on improving logistics for both shippers and truckers and developing our logistics network supported our third quarter performance and empowers our sustainable future growth,” said Mr. Peter Hui Zhang, Founder, Chairman of the Board and Chief Executive Officer of FTA. “Our commitment to innovation and broadening our technological capabilities through in-house R&D remains the cornerstone of our business. Looking ahead, we will continue to leverage technology to create an exceptional user experience, and we are confident that FTA will continue to grow and generate long-term value for both users and shareholders.”

“Our total net revenues increased by 68.9% year-over-year to RMB1.2 billion, despite multiple headwinds, powered by substantial year-over-year growth in GTV and user engagement,” said Mr. Simon Cai, Chief Financial Officer of FTA. “Our solid third quarter 2021 results reflect FTA’s leadership in China’s fast-growing road transportation industry, where we continue to capitalize on our core strengths in technology and grow on all fronts. We believe our sound financial condition and strong cash position will support our strategic initiatives, strengthen our competitive edge and allow us to explore new opportunities for future growth.”

[1]

Non-GAAP adjusted net income/(loss) is defined as net loss excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to continuing service terms in business acquisitions, (v) impairment of long-term investment, (vi) tax effects of non-GAAP adjustments and (vii) net income from discontinued operations, net of tax. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[2]

GTV or gross transaction value of our platform in a given period is defined as the aggregate freight prices specified by our users for all fulfilled orders on our platform during the period without deducting any commission or service fee charged by us; we make downward adjustments to unreasonably high freight prices specified by users that are apparently due to clerical errors. The GTV of Shengsheng Huitouche, which offers intra-city freight matching, was included in the GTV of our platform since the third quarter of 2021. Shengsheng Huitouche’s GTV was not included in the GTV of our platform prior to the third quarter of 2021 because such GTV was immaterial and historical data from Shengsheng Huitouche were not systematically collected and processed.

[3]

Fulfilled orders on our platform in a given period is defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently cancelled, and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled. The number of fulfilled orders of Shengsheng Huitouche was included in the fulfilled orders on our platform since the third quarter of 2021. The number of fulfilled orders of Shengsheng Huitouche was not included in the fulfilled orders on our platform prior to the third quarter of 2021 because such number was immaterial, and historical data from Shengsheng Huitouche were not systematically collected and processed.

[4]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of such period, by (ii) the number of months in such period. Shipper MAUs is defined as the number of active shippers on our platform in a given month. The shipper MAUs of Shengsheng Huitouche was included in the shipper MAUs on our platform since the third quarter of 2021. The number of shipper MAUs of Shengsheng Huitouche was not included in the shipper MAUs on our platform prior to the third quarter of 2021 because such number was immaterial, and historical data from Shengsheng Huitouche were not systematically collected and processed.

Third Quarter 2021 Financial Results

Net Revenues (including value added taxes (“VAT”) of RMB404.6 million and RMB720.8 million for the three months ended September 30, 2020 and 2021, respectively). Total net revenues in the third quarter of 2021 were RMB1,241.7 million (US$192.7 million), representing an increase of 68.9% from RMB735.0 million in the same period of 2020, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the third quarter of 2021 were RMB1,085.2 million (US$168.4 million), representing an increase of 102.6% from RMB535.6 million in the same period of 2020. The increase was primarily due to an increase in revenues from freight brokerage service as well as rapid growth in transaction commissions.

•

Freight brokerage service. Revenues from freight brokerage service in the third quarter of 2021 were RMB689.2 million (US$107.0 million), an increase of 79.1% from RMB384.8 million in the same period of 2020, primarily driven by significant growth in transaction volume, partially offset by a decrease in average fee rate to attract more shippers to our service.

•

Freight listing service. Revenues from freight listing service in the third quarter of 2021 were RMB213.7 million (US$33.2 million), an increase of 49.6% from RMB142.9 million in the same period of 2020, primarily attributable to an increase in total paying members amid increased shipper demand for our services as our business continued to expand.

•

Transaction commission. Revenues from transaction commissions amounted to RMB182.2 million (US$28.3 million) in the third quarter of 2021, an increase of 22 times from RMB7.9 million in the same period of 2020, primarily driven by a rapid ramp-up of commissioned GTV penetration.

Value-added services. Revenues from value-added services in the third quarter of 2021 were RMB156.5 million (US$24.3 million), as compared with RMB199.4 million in the same period of 2020, mainly attributable to the reduction of revenue recorded as a result of our strategic customer incentive plans in connection with new monetization initiatives.

Cost of Revenues (including VAT net of refund of VAT of RMB241.9 million and RMB656.7 million for the three months ended September 30, 2020 and 2021, respectively). Cost of revenues in the third quarter of 2021 was RMB842.1 million (US$130.7 million), compared with RMB349.7 million in the same period of 2020. The increase was primarily attributable to an increase in VAT, related tax surcharges and other tax costs, net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB768.9 million, representing an increase of 161.3% from RMB294.2 million in the same period of 2020, primarily due to an increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the third quarter of 2021 were RMB190.6 million (US$29.6 million), compared with RMB139.3 million in the same period of 2020. The increase was primarily due to an increase in salary and benefits expenses driven by an increase in sales and marketing headcount as well as an increase in advertising and marketing expenses related to promotion of new initiatives, partially offset by a decrease in share-based compensation expenses.

General and Administrative Expenses. General and administrative expenses in the third quarter of 2021 were RMB190.0 million (US$29.5 million), compared with RMB442.6 million in the same period of 2020. The decrease was primarily due to a decrease in share-based compensation expenses and a decrease in compensation cost resulting from repurchase of ordinary shares in excess of fair value, partially offset by compensation cost incurred in relation to continuing service terms in business acquisitions.

Research and Development Expenses. Research and development expenses in the third quarter of 2021 were RMB202.9 million (US$31.5 million), compared with RMB115.8 million in the same period of 2020. The increase was primarily due to an increase in salary and benefits expenses driven by higher headcount in research and development personnel, partially offset by a decrease in share-based compensation expenses.

Loss from Operations. Loss from operations in the third quarter of 2021 was RMB201.7 million (US$31.3 million), compared with RMB341.6 million in the same period of 2020.

Non-GAAP Adjusted Operating Income/(Loss)5. Non-GAAP adjusted operating loss in the third quarter of 2021 was RMB81.1 million (US$12.6 million), compared with non-GAAP adjusted operating income of RMB141.1 million in the same period of 2020.

Net Loss. Net loss in the third quarter of 2021 was RMB178.3 million (US$27.7 million), compared with RMB334.3 million in the same period of 2020.

Non-GAAP Adjusted Net Income/(Loss). Non-GAAP adjusted net loss in the third quarter of 2021 was RMB4.7 million (US$0.7 million), compared with non-GAAP adjusted net income of RMB145.8 million in the same period of 2020.

Basic and Diluted Net Income/(Loss) per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income/(Loss) per ADS7. Basic and diluted net loss per ADS were RMB0.17 (US$0.03) in the third quarter of 2021, compared with basic and diluted net loss per ADS of RMB1.97 in the same period of 2020. Non-GAAP adjusted basic and diluted net loss per ADS were RMB0.00 (US$0.00) in the third quarter of 2021, compared with non-GAAP adjusted basic net income per ADS of RMB0.86 and non-GAAP adjusted diluted net income per ADS of RMB0.23 in the same period of 2020.

Balance Sheet and Cash Flow

As of September 30, 2021, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB26.9 billion (US$4.2 billion) in total, compared with RMB18.9 billion as of December 31, 2020.

In the third quarter of 2021, net cash used in operating activities was RMB78.0 million (US$12.1 million).

Business Outlook

The Company expects its total net revenues to be between RMB1.24 billion and RMB1.31 billion in the fourth quarter of 2021, representing a year-over-year growth rate of approximately 46.0% to 54.0%. These forecasts reflect the Company’s current and preliminary views on the market, operational conditions and the impact of the pending cybersecurity review, recurring COVID-19 related disruptions, extreme weather conditions and production constraints brought by electricity rationing measures in parts of China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB6.4434 to US$1.00, the exchange rate in effect as of September 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

[5]

Non-GAAP adjusted operating income/(loss) is defined as income/(loss) from operations excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value and (iii) amortization of intangible assets resulting from business acquisitions and (iv) compensation cost incurred in relation to continuing service terms in business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to the American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted income/(loss) per ADS is net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to continuing service terms in business acquisitions, (v) impairment of long-term investment, (vi) tax effects of non-GAAP adjustments and (vii) net income from discontinued operations, net of tax. divided by weighted average number of basic and diluted ADS, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on November 18, 2021 or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter of 2021.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
United Kingdom: Singapore: Access Code:	08082389063 800-120-5863 7220260

The replay will be accessible through November 25, 2021 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10161696

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services including freight listing service, freight brokerage service and online transaction service. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas stations operators. With a mission to make logistics better, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income/(loss), non-GAAP adjusted net income/(loss), non-GAAP adjusted net income/(loss) attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income/(loss) per ordinary shareholder and non-GAAP adjusted basic and diluted net income/(loss) per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income/(loss) as income/(loss) from operations excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions and (iv) compensation cost incurred in relation to continuing service terms in business acquisitions. The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to continuing service terms in business acquisitions, (v) impairment of long-term investment, (vi) tax effects of non-GAAP adjustments and (vii) net income from discontinued operations, net of tax. The Company defines non-GAAP adjusted net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) compensation cost incurred in relation to continuing service terms in business acquisitions, (v) impairment of long-term investment, (vi) tax effects of non-GAAP adjustments and (vii) net income from discontinued operations, net of tax. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per share as non-GAAP net income/(loss) attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per ADS as non-GAAP net income/(loss) attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADS, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to continuing service terms in business acquisitions, impairment of long-term investment and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income/(loss), non-GAAP adjusted net income/(loss), non-GAAP adjusted net income/(loss) attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income/(loss) per share should not be considered in isolation or construed as an alternative to operating income/(loss), net income/(loss), net income/(loss) attributable to ordinary shareholders and basic and diluted net income/(loss) per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect is systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 pandemic, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	10,060,391	3,703,230	574,732
Restricted cash – current	86,277	89,863	13,947
Short-term investments	8,731,195	23,065,837	3,579,762
Accounts receivable, net	34,729	62,042	9,629
Amounts due from related parties	—	15,000	2,328
Loans receivable, net	1,313,957	1,655,458	256,923
Prepayments and other current assets	456,802	1,104,430	171,405

Total current assets	20,683,351	29,695,860	4,608,726
Restricted cash – non-current	13,500	13,500	2,095
Property and equipment, net	38,984	40,497	6,285
Investments in equity investees	875,205	1,451,662	225,294
Intangible assets, net	491,279	484,441	75,184
Goodwill	2,865,071	2,926,454	454,179
Deferred tax assets	18,966	36,655	5,689
Other non-current assets	147,000	145,477	22,578

Total non-current assets	4,450,005	5,098,686	791,304

TOTAL ASSETS	25,133,356	34,794,546	5,400,030

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accounts payable	23,839	31,237	4,848
Amounts due to related parties	172,779	257,680	39,991
Payable to investors of the consolidated trusts	31,400	—	—
Prepaid for freight listing fees and other service fees	319,924	380,367	59,032
Income tax payable	25,924	45,510	7,063
Other tax payable	446,839	437,456	67,892
Accrued expenses and other current liabilities	941,642	1,098,154	170,432
Total current liabilities	1,962,347	2,250,404	349,258
Deferred tax liabilities	118,783	117,419	18,223
Total non-current liabilities	118,783	117,419	18,223

TOTAL LIABILITIES	2,081,130	2,367,823	367,481

MEZZANINE EQUITY
Convertible redeemable preferred shares	32,846,087	—	—
Subscription receivables	(1,310,140)	—	—
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares	296	1,394	216
Additional paid-in capital	3,809,060	48,390,698	7,510,119
Accumulated other comprehensive income	1,072,307	970,122	150,561
Subscription receivables	—	(1,310,140)	(203,331)
Accumulated deficit	(13,365,806)	(15,699,171)	(2,436,473)

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(8,484,143)	32,352,903	5,021,092
Non-controlling interests	422	73,820	11,457

TOTAL FULL TRUCK ALLIANCE CO. LTD. (DEFICIT)/EQUITY	(8,483,721)	32,426,723	5,032,549

TOTAL LIABILITIES, MEZZANINE EQUITY AND (DEFICIT)/EQUITY	25,133,356	34,794,546	5,400,030

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues (including value added taxes,
“VAT”, of RMB404.6 million and RMB720.8 million for the three months ended September 30, 2020 and 2021, respectively)	734,952	1,118,821	1,241,667	192,704	1,730,466	3,227,642	500,922
Operating expenses:
Cost of revenues (including VAT net of refund of VAT of RMB241.9 million and RMB656.7 million for the three months ended September 30, 2020 and 2021, respectively)(1)	(349,709)	(626,952)	(842,085)	(130,690)	(917,647)	(1,881,837)	(292,057)
Sales and marketing expenses(1)	(139,341)	(236,849)	(190,617)	(29,583)	(293,088)	(597,852)	(92,785)
General and administrative expenses(1)	(442,630)	(2,123,019)	(190,000)	(29,488)	(960,896)	(2,634,995)	(408,945)
Research and development expenses(1)	(115,766)	(155,081)	(202,892)	(31,488)	(294,392)	(496,020)	(76,981)
Provision for loans receivable	(33,842)	(23,705)	(21,012)	(3,261)	(84,322)	(73,173)	(11,356)

Total operating expenses	(1,081,288)	(3,165,606)	(1,446,606)	(224,510)	(2,550,345)	(5,683,877)	(882,124)
Other operating income	4,721	6,399	3,213	499	10,474	12,229	1,898

Loss from operations	(341,615)	(2,040,386)	(201,726)	(31,307)	(809,405)	(2,444,006)	(379,304)
Other income (expense)
Interest income	51,687	45,152	70,959	11,013	168,429	165,533	25,690
Interest expenses	(4,447)	—	—	—	(12,774)	—	—
Foreign exchange (loss) gain	(10,980)	(11,720)	22	3	(8,516)	(11,557)	(1,794)
Investment income	—	15,822	2,886	448	—	26,980	4,187
Unrealized gains (loss) from fair value changes of trading securities and derivative assets	2,800	29,655	(7,512)	(1,166)	3,407	(14,993)	(2,327)
Other (expenses) income, net	(1,846)	(6,859)	21,036	3,265	(1,566)	15,620	2,424
Impairment loss	(22,030)	—	(55,811)	(8,662)	(22,030)	(55,811)	(8,662)
Share of loss in equity method investees	(4,560)	(1,685)	(1,994)	(309)	(12,157)	(5,251)	(815)
Total other income	10,624	70,365	29,586	4,592	114,793	120,521	18,703
Net loss before income tax	(330,991)	(1,970,021)	(172,140)	(26,715)	(694,612)	(2,323,485)	(360,601)
Income tax (expense) benefits	(3,316)	11,806	(6,157)	(956)	(707)	(9,983)	(1,549)

Net loss from continuing operations	(334,307)	(1,958,215)	(178,297)	(27,671)	(695,319)	(2,333,468)	(362,150)
Net income from discontinued operations, net of tax	—	—	—	—	452	—	—

Net loss	(334,307)	(1,958,215)	(178,297)	(27,671)	(694,867)	(2,333,468)	(362,150)
Less: net (loss) income attributable to non-controlling interests	(2)	(227)	125	19	(6)	(103)	(16)
Net loss attributable to Full Truck Alliance Co. Ltd.	(334,305)	(1,957,988)	(178,422)	(27,690)	(694,861)	(2,333,365)	(362,134)
Deemed dividend	—	248,218	—	—	—	518,432	80,459

Net loss attributable to ordinary shareholders	(334,305)	(2,206,206)	(178,422)	(27,690)	(694,861)	(2,851,797)	(442,593)

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss per ordinary share
Continuing operations	(0.10)	(0.37)	(0.01)	(0.00)	(0.20)	(0.27)	(0.04)
Discontinued operations	—	—	—	—	0.00	—	—
— Basic and diluted	(0.10)	(0.37)	(0.01)	(0.00)	(0.20)	(0.27)	(0.04)
Net loss per ADS*
Continuing operations	(1.97)	(7.34)	(0.17)	(0.03)	(4.05)	(5.31)	(0.82)
Discontinued operations	—	—	—	—	0.00	—	—
— Basic and diluted	(1.97)	(7.34)	(0.17)	(0.03)	(4.05)	(5.31)	(0.82)
Weighted average number of ordinary shares used in computing net loss per share
— Basic and diluted	3,399,148,716	6,010,123,217	21,478,107,014	21,478,107,014	3,427,335,084	10,734,647,181	10,734,647,181
Weighted average number of ADS used in computing net loss per ADS
— Basic and diluted	169,957,436	300,506,161	1,073,905,351	1,073,905,351	171,366,754	536,732,359	536,732,359

*	Each ADS represents 20 ordinary shares.
(1)	Share-based compensation expenses in operating expenses are as follows:

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	7,624	747	1,383	215	7,624	2,312	359
Sales and marketing expenses	55,498	12,660	9,016	1,399	55,498	47,894	7,433
General and administrative expenses	261,802	1,952,520	58,660	9,104	588,303	2,271,394	352,515
Research and development expenses	34,691	5,119	14,641	2,272	34,691	34,800	5,401

Total	359,615	1,971,046	83,700	12,990	686,116	2,356,400	365,708

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(341,615)	(2,040,386)	(201,726)	(31,307)	(809,405)	(2,444,006)	(379,304)
Add:
Share-based compensation expense	359,615	1,971,046	83,700	12,990	686,116	2,356,400	365,708
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	112,558	78,478	—	—	119,045	78,478	12,180
Amortization of intangible assets resulting from business acquisitions	10,550	10,983	11,492	1,784	31,216	33,458	5,193
Compensation cost incurred in relation to acquisitions	—	—	25,419	3,945	—	25,419	3,945

Non-GAAP adjusted operating income (loss)	141,108	20,121	(81,115)	(12,588)	26,972	49,749	7,722

Net loss	(334,307)	(1,958,215)	(178,297)	(27,671)	(694,867)	(2,333,468)	(362,150)
Add:
Share-based compensation expense	359,615	1,971,046	83,700	12,990	686,116	2,356,400	365,708
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	112,558	78,478	—	—	119,045	78,478	12,180
Amortization of intangible assets resulting from business acquisitions	10,550	10,983	11,492	1,784	31,216	33,458	5,193
Compensation cost incurred in relation to acquisitions	—	—	25,419	3,945	—	25,419	3,945
Impairment of long-term investment	—	—	55,811	8,662	—	55,811	8,662
Tax effects of non-GAAP adjustments	(2,638)	(2,746)	(2,873)	(446)	(7,804)	(8,365)	(1,298)
Less:
Net income from discontinued operations, net of tax	—	—	—	—	452	—	—

Non-GAAP adjusted net Income (loss)	145,778	99,546	(4,748)	(736)	133,254	207,733	32,240

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(334,305)	(2,206,206)	(178,422)	(27,690)	(694,861)	(2,851,797)	(442,593)
Add:
Share-based compensation expense	359,615	1,971,046	83,700	12,990	686,116	2,356,400	365,708
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	112,558	78,478	—	—	119,045	78,478	12,180
Amortization of intangible assets resulting from business acquisitions	10,550	10,983	11,492	1,784	31,216	33,458	5,193
Compensation cost incurred in relation to acquisitions	—	—	25,419	3,945	—	25,419	3,945
Impairment of long-term investment	—	—	55,811	8,662	—	55,811	8,662
Tax effects of non-GAAP adjustments	(2,638)	(2,746)	(2,873)	(446)	(7,804)	(8,365)	(1,298)
Less:
Net income from discontinued operations, net of tax	—	—	—	—	452	—	—

Non-GAAP adjusted net income (loss) attributable to ordinary shareholders	145,780	(148,445)	(4,873)	(755)	133,260	(310,596)	(48,203)

Non-GAAP adjusted net income (loss) per ordinary share
— Basic	0.04	(0.02)	(0.00)	(0.00)	0.04	(0.03)	(0.00)
— Diluted	0.01	(0.02)	(0.00)	(0.00)	0.01	(0.03)	(0.00)
Non-GAAP adjusted net income (loss) per ADS
— Basic	0.86	(0.49)	(0.00)	(0.00)	0.78	(0.58)	(0.09)
— Diluted	0.23	(0.49)	(0.00)	(0.00)	0.21	(0.58)	(0.09)
Weighted average number of ordinary shares used in computing non-GAAP adjusted income (loss) per share
— Basic	3,399,148,716	6,010,123,217	21,478,107,014	21,478,107,014	3,427,335,084	10,734,647,181	10,734,647,181
— Diluted[1]	12,545,124,935	6,010,123,217	21,478,107,014	21,478,107,014	12,559,194,777	10,734,647,181	10,734,647,181
Weighted average number of ADS used in computing non-GAAP adjusted net income (loss) per ADS
— Basic	169,957,436	300,506,161	1,073,905,351	1,073,905,351	171,366,754	536,732,359	536,732,359
— Diluted	627,256,247	300,506,161	1,073,905,351	1,073,905,351	627,959,739	536,732,359	536,732,359

[1]

Weighted average number of ordinary shares used in computing diluted non-GAAP adjusted loss per share are adjusted by the potentially dilutive effects of unvested restricted shares, convertible redeemable preferred shares and ordinary shares issuable upon the exercise of outstanding share options.